Exhibit I

Seaspan Corporation

Unit 2, 2nd Floor, Bupa Centre

141 Connaught Road West

Hong Kong, China

c/o 2600 – 200 Granville Street

Vancouver, BC

Canada V6C 1S4

Tel: 604-638-2575

Fax: 604-648-9782

www.seaspancorp.com

FOR IMMEDIATE RELEASE

Seaspan Announces Proposed Public Offering of Class A Common Shares

HONG KONG, CHINA, May 23, 2016 – Seaspan Corporation (“Seaspan”) (NYSE:SSW) announced today that, subject to market and other conditions, it plans to offer 5 million of its Class A common shares (the “Common Shares”) in an underwritten registered public offering pursuant to an effective shelf registration statement filed with the Securities and Exchange Commission.

In connection with the proposed public offering, Seaspan intends to grant the underwriters a 30-day option to purchase up to 750,000 additional Common Shares.

Seaspan’s chief executive officer and affiliates of one of Seaspan’s directors and of Dennis Washington have committed to purchase directly from Seaspan, at the public offering price, an aggregate of $15 million of Common Shares concurrently with the closing of the proposed public offering.

Seaspan intends to use approximately $85 million of the net proceeds from the proposed public offering and the concurrent private sale to redeem a portion of its outstanding 9.50% Series C Cumulative Redeemable Perpetual Preferred Shares (the “Series C Preferred Shares”), and the remainder for general corporate purposes. Any such redemption of Series C Preferred Shares would be in addition to the redemption of 5,600,000 Series C Preferred Shares previously announced by Seaspan.

Wells Fargo Securities, Morgan Stanley, UBS Investment Bank, Credit Suisse, J.P. Morgan and Stifel will act as joint book-running managers for the public offering. RBC Capital Markets, BB&T, Janney Montgomery Scott and Ladenburg Thalmann will act as co-managers for the offering.

When available, copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, NY 10152, telephone: 1-800-326-5897, or email: cmclientsupport@wellsfargo.com; Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; UBS Investment Bank, Attn: Prospectus

Department, 1285 Avenue of the Americas, New York, New York 10019, or telephone 1-888-827-7275; Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010; telephone: 1-800-221-1037, or e-mail: newyork.prospectus@credit-suisse.com; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or telephone: 1-866-803-9204; or Stifel at One South Street, 15th Floor, Baltimore, MD 21202, Attn: Syndicate Department, or telephone: 1- 855-300-7136, or e-mail: syndprospectus@stifel.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The public offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Seaspan

Seaspan provides many of the world’s major shipping lines with creative outsourcing alternatives to vessel ownership by offering long-term leases on large, modern containerships combined with industry leading ship management services. Seaspan’s managed fleet consists of 118 containerships representing a total capacity of over 935,000 TEU, including 15 newbuilding containerships on order scheduled for delivery to Seaspan and third parties by the end of 2017. Seaspan’s current operating fleet of 88 vessels has an average age of approximately six years and average remaining lease period of approximately five years, on a TEU weighted basis.

Seaspan has the following securities listed on The New York Stock Exchange:

Symbol:	Description:
SSW	Class A common shares
SSW PR C	Series C preferred shares
SSW PR D	Series D preferred shares
SSW PR E	Series E preferred shares
SSWN	6.375% senior unsecured notes due 2019

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about Seaspan’s public offering and concurrent private sale, and the use of proceeds thereof. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, failure to close the public offering and concurrent private sale and those discussed in Seaspan’s public filings with the U.S. Securities and Exchange Commission. Seaspan undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

For Investor Relations Inquiries:

Mr. David Spivak

Chief Financial Officer

Seaspan Corporation

Tel. 604-638-2580

Mr. Michael Sieffert

Associate Director, Corporate Finance

Seaspan Corporation

Tel. 778-328-6490

For Media Inquiries:

Mr. Leon Berman

The IGB Group

Tel. 212-477-8438

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